Consent of Independent Registered Public Accounting Firm


The Shareholders and Board of Directors
AllianceBernstein Blended Style Series, Inc.:

We consent to the references to our firm under the headings "Statements and Reports" and "Independent Registered Public Accounting Firm" in the Statement of Additional Information relating to the AllianceBernstein Global Blend Portfolio, a series of AllianceBernstein Blended Style Series, Inc.




New York, New York
May 30, 2006